Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Ozon Holdings PLC:

We consent to the incorporation by reference in the registration statement (No. 333-252457) on Form S-8 of Ozon Holdings PLC of our report dated March 30, 2021, with respect to the consolidated statement of financial position of Ozon Holdings PLC as of December 31, 2020 and 2019, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, which report appears in the December 31, 2020 annual report on Form 20-F of Ozon Holdings PLC.

Our report refers to the adoption of International Financial Reporting Standard 16, Leases.

/s/ JSC “KPMG”

Moscow, Russia

March 30, 2021